Exhibit 99.4

HUTCHMED (China) Limited

和黃醫藥（中國）有限公司

(Incorporated in the Cayman Islands with limited liability)

(AIM/Nasdaq Code: HCM; HKEX Stock Code: 13)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We (note 1)___________________________ of (address) _______________________________ being the registered holder(s) of (note 2) _________________________ ordinary shares of US$0.10 each in the share capital of HUTCHMED (China) Limited (the “Company”), hereby appoint the Chairman of the meeting or ______________of (address)_________ and (email address)_______________________  as my/our proxy (note 3) to act for me/us at the annual general meeting (the “Meeting”) of the Company to be held as an electronic/hybrid meeting at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong (the “Principal Meeting Place”) with online access through an online platform on Friday, May 12, 2023 at 5:00 pm Hong Kong time (10:00 am London time) (or, in the event that a black rainstorm warning signal or a tropical cyclone warning signal no. 8 or above is in force in Hong Kong or “extreme conditions” resulting from a typhoon or a rainstorm are announced by the Government of the Hong Kong Special Administrative Region, at 9:00 am (Hong Kong time) on that day, at the same time and place and through the same online platform on Monday, May 15, 2023) and at any adjournment or postponement thereof and to vote for me/us as directed below or, if no such direction is given, as my/our proxy thinks fit.

Please insert a “✓” in the appropriate spaces below to indicate how you wish your vote(s) to be cast on a poll.

ORDINARY RESOLUTIONS		FOR (note 4)	AGAINST (note 4)	VOTE WITHHELD (note 4)
1.	To consider and adopt the audited financial statements, and the reports of the directors and independent auditors for the year ended December 31, 2022.
2(A).	To re-elect Mr TO Chi Keung, Simon as a director.
2(B).	To re-elect Dr Weiguo SU as a director.
2(C).	To re-elect Mr CHENG Chig Fung, Johnny as a director.
2(D).	To re-elect Dr Dan ELDAR as a director.
2(E).	To re-elect Ms Edith SHIH as a director.
2(F).	To re-elect Mr Lefei SUN as a director.
2(G).	To re-elect Mr Paul Rutherford CARTER as a director.
2(H).	To re-elect Mr Graeme Allan JACK as a director.
2(I).	To re-elect Professor MOK Shu Kam, Tony as a director.
3.

To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors to fix the auditors’ remuneration.

	SPECIAL RESOLUTION	FOR (note 4)	AGAINST (note 4)	VOTE WITHHELD (note 4)
4.	To grant a general mandate to the Directors to issue additional shares of the Company.
	ORDINARY RESOLUTION	FOR (note 4)	AGAINST (note 4)	VOTE WITHHELD (note 4)
5.	To grant a general mandate to the Directors to repurchase shares of the Company.

I/We hereby acknowledge and confirm as follows:

(a)	I/we am/are duly authorized by my/our proxy to provide his/her personal information (including the email address) above;
(b)	(where an email address is provided) the Company and its agents are authorized to send the login details to access the online platform to my/our proxy through the email address provided above;
(c)	I/we have checked and ensured that all information provided in this form of proxy is accurate and complete. Neither the Company nor its agents assume any responsibility or liability whatsoever in respect of the accuracy or completeness of the information provided by me/us, or in connection with the transmission of the login details or any use of the login details for voting or otherwise;
(d)	if I/we or my/our proxy cast my/our votes through the online platform, such votes are irrevocable once the voting session of the Meeting ends; and
(e)	if my/our proxy has not received the login details by email by 12:00 noon Hong Kong time on Thursday, May 11, 2023, I/we understand that I/we should reach out to the Hong Kong Branch Share Registrar of the Company for assistance.

Dated __________________ 2023Signature (note 5) ____________________

Notes:

1.	Full name(s), address(es) and (if login details for accessing the online platform is required to be sent to the proxy) email address(es) to be inserted in BLOCK CAPITALS.
2.	Please insert the number of shares of US$0.10 each registered in your name(s) to which this proxy appointment relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3.	Please insert the full name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY. If you wish to allow your proxy to attend the Meeting through online access by visiting the website https://web.lumiagm.com (the “Online Platform”), please also insert his/her email address. The email address so provided will be used by the Company or its agents for sending the login details for accessing the Online Platform and voting at the Meeting through the Online Platform, so you and your proxy should ensure that the email address provided will be appropriately secure for this purpose.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, PLEASE TICK IN THE RELEVANT BOX IN THE COLUMN MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, PLEASE TICK IN THE RELEVANT BOX IN THE COLUMN MARKED “AGAINST”. IF YOU WISH TO ABSTAIN ON A PARTICULAR RESOLUTION, PLEASE TICK IN THE RELEVANT BOX IN THE COLUMN MARKED “VOTE WITHHELD”. The “VOTE WITHHELD” option is provided to enable you to specifically abstain on any particular resolution. However, it should be noted that a “VOTE WITHHELD” is not a vote in law and will not be counted in the calculation of the proportion of the votes “FOR” and “AGAINST” a resolution. If you leave all the boxes empty for a particular resolution, your proxy will be entitled to cast your vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any other resolution properly put to the Meeting other than those referred to in the notice convening the Meeting, or to abstain at his/her discretion. If you wish to vote part of your shares for, against and/or abstain on the resolution in the event that a poll is called, please insert the number of shares in the relevant box.
5.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under its seal or under the hand of an officer, attorney or other person authorized to sign the same.
6.	Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person (or by means of electronic facilities) or by proxy, at the Meeting; but if more than one of such joint holders attend the Meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
7.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be (i) lodged with the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong or (ii) sent by email to HKProxy@hutch-med.com, in either case, as soon as possible and in any event no later than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be) at which the person named in this form of proxy proposes to vote. You are recommended to return the forms of proxy by email where possible and, if you elect to return forms of proxy by post, ample time should be allowed for postal delivery. If you complete, sign and deliver the form of proxy, and do not attend and vote physically at the Principal Meeting Place or electronically through the Online Platform at the Meeting, a vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the revocation of the proxy or of the authority under which the proxy was executed, provided no intimation in writing of such revocation shall have been received by the Company at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong (marked for the attention of the Company Secretary) 48 hours at least before the commencement of the Meeting or adjourned meeting at which the form of proxy is used.
8.	The proxy need not be a member of the Company but must attend the Meeting in person or through the Online Platform to represent you.
9.	Completion and deposit of the form of proxy will not preclude you from attending and voting in person physically at the Principal Meeting Place or by means of electronic facilities through the Online Platform at the Meeting or at any adjourned meeting (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.
10.	Any alteration made to this form of proxy must be initialled by the person who signs it.
11.	At the Meeting, the Chairman of the Meeting will exercise his power under article 69 of the articles of association of the Company to put each of the above resolutions to the vote by way of a poll. On a poll, every member who attends in person or by means of electronic facilities or by proxy or (being a corporation) is present by a duly authorized representative attending in person or by means of electronic facilities shall have one vote for every fully paid share of which he/she/it is the holder.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in this form of proxy has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”), which includes your name, address and/or email address and those of your proxy.
(ii)	The supply of your Personal Data and that of your proxy to the Company is on a voluntary basis and such data will be used for processing your instructions as stated in this form of proxy.
(iii)	Your Personal Data and that of your proxy will be disclosed or transferred to the Share Registrars of the Company, their respective agents or contractors, or any other third party service providers of the Company for the purpose of processing your instructions as stated in this form of proxy, or if required to so do by law, for example, in response to a court order or a law enforcement agency’s request, and will be retained for such period as may be necessary for our verification and record purposes.
(iv)	By providing your proxy’s Personal Data in this form of proxy, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her Personal Data provided in this form of proxy and that you have informed your proxy of the purpose for and the manner in which his/her Personal Data may be used.
(v)	You and your appointed proxy have the right to request access to and/or to correct the respective Personal Data in accordance with the provisions of the PDPO. Any such request should be in writing by mail to the Personal Data Privacy Officer of Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong; or by email to hkinfo@computershare.com.hk.

Hong Kong Branch Share Registrar: Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong